August 12, 2009

VIA EDGAR

Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	First Place Financial Corp.

Form 10-K for Fiscal Year Ended June 30, 2008

File No. 000-25049

Dear Mr. Windsor:

On behalf of First Place Financial Corp. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Form 10-K in the Staff’s letter to Mr. Steven R. Lewis dated August 6, 2009, which was provided by the Staff following its review of our response letter dated June 9, 2009. Set forth below is the Staff’s comment in bold type, followed by the Company’s response.

Exhibits

1.	In your response to prior comment 4, you indicate that you will file a written description of the Program is “a payment is made.” The obligation to file a plan or a description of a plan occurs when the company implements the plan in order to determine compensation, not from the payment of awards under that plan. Therefore, please confirm that the company will file a copy of any program, plan or other compensation scheme the plan is implemented as part of your executive compensation program, whether or not awards are ultimately made under that plan.

Response: The Company will file a copy of any program, plan or other compensation scheme if such a plan is implemented as part of the Company’s executive compensation program, whether or not awards are ultimately made under such plan.

185 East Market Street • Warren, OH 44481 • 330/373/1221• www.firstplacebank.com

Christian Windsor

August 12, 2009

If you have any questions with respect to the foregoing, please contact the undersigned at (330) 373-1221.

Thank you for your attention to this filing. We look forward to hearing from you shortly.

Very truly yours,

/s/ David W. Gifford
David W. Gifford
Chief Financial Officer

cc:	Allicia Lam

U.S. Securities and Exchange Commission

Joseph G. Passaic, Jr.

Kevin M. Houlihan

Patton Boggs LLP